UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Vapotherm, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

922107 30 5

(CUSIP Number)

Joseph F. Army
President and Chief Executive Officer
Vapotherm, Inc.
100 Domain Drive

Exeter, New Hampshire 03833
(603) 658-0011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 922107 30 5	SCHEDULE 13D	Page 2 of 7

1	Name of Reporting Persons: Joseph F. Army
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 497,107
	8	Shared Voting Power 40,717
	9	Sole Dispositive Power 497,107
	10	Shared Dispositive Power 40,717
11	Aggregate Amount Beneficially Owned By Each Reporting Person 537,824(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.5%
14	Type of Reporting Person: IN

(1)           Includes: (a) 392,096 shares of common stock held directly by the reporting person, 91,241 of which are held by the Joseph Army Revocable Trust; (b) 45,488 shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of June 17, 2024; (c) 59,523 shares of common stock issuable upon exercise of a warrant; (d) 40,625 shares of common stock held by the Kimberly D. Army Revocable Trust; (e) 62 shares of common stock held by the reporting person’s spouse; and (f) 30 shares of common stock issuable upon exercise of stock options held by the reporting person’s spouse that are currently exercisable or exercisable within 60 days of June 17, 2024.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) hereby amends and supplements a Schedule 13D dated November 28, 2022 (the “Original Statement”), as amended by Amendment No. 1 to the Original Statement dated September 7, 2023 (“Amendment No. 1”) related to the shares of common stock, par value $0.001 per share (the “VAPO Common Stock”), of Vapotherm, Inc., a Delaware corporation (“VAPO”).

Except as set forth below, there are no changes to the information in the Original Statement, as amended and supplemented by Amendment No. 1. All terms used but not defined in this Amendment No. 2 are as defined in the Original Statement, as amended and supplemented by Amendment No. 1. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

All share and per share numbers herein reflect a one-for-eight reverse stock split of VAPO Common Stock effective August 18, 2023.

Item 4.                  Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On June 17, 2024, VAPO entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 17, 2024, among Veronica Holdings, LLC, a Delaware limited liability company (“Topco”), Veronica Intermediate Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of Topco (“Parent”), Veronica Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and VAPO.

The Merger Agreement

The Merger Agreement provides that, upon the terms and subject to the conditions therein, Merger Sub will be merged with and into VAPO (the “Merger”).  As a result of the Merger, the separate corporate existence of Merger Sub will cease, and VAPO will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”).  As a result of the Merger, each issued and outstanding share of VAPO Common Stock (a “Share”) immediately prior to the effective time of the Merger (the “Effective Time”) (other than (a) Shares held by a holder who is entitled to demand and properly exercises and perfects its respective demand for appraisal of such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware, (b) Shares held in the treasury of VAPO or owned by VAPO or any wholly owned subsidiary of VAPO, (c) Shares owned by Topco, Parent, Merger Sub or any of their respective wholly owned subsidiaries, and (d) Shares subject to rollover agreements entered into by a holder of VAPO Common Stock and Topco in respect of such holders’ investment in Topco (clauses (a) through (d), collectively, the “Excluded Shares”), will automatically be cancelled and converted into the right to receive $2.18 in cash (the “Per Share Merger Consideration”), without interest thereon and subject to applicable withholding.

Pursuant to the Merger Agreement, as of the Effective Time, except as otherwise agreed to between Parent, VAPO and a holder of an award, (A) each restricted stock unit (each, a “RSU Award”) that is outstanding, whether or not vested, immediately prior to the Effective Time will be cancelled and in exchange therefor the holder will be entitled to receive an amount in cash, less applicable tax withholdings, equal to (i) the total number of Shares subject to the vested portion of such RSU Award immediately prior to the Effective Time (including any portion of the RSU Award that becomes vested as a result of the transaction) multiplied by (ii) the Per Share Merger Consideration, (B) each performance stock unit (each, a “PSU Award”) that is outstanding immediately prior to the Effective Time will be cancelled and in exchange therefor the holder will be entitled to receive an amount in cash, less applicable tax withholdings, equal to (i) the total number of Shares subject to the vested portion of such PSU Award immediately prior to the Effective Time (assuming target performance is achieved, or such higher level if required under the terms of such PSU Award), multiplied by (ii) the Per Share Merger Consideration, and (C) each option to purchase Shares (each, a “Stock Option” and collectively with the RSU Awards and PSU Awards, the “VAPO Equity Awards”)) that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled and in exchange therefor the holder will be entitled to receive an amount in cash, less applicable tax withholdings, equal to (i) the total number of Shares subject to the vested portion (including any portion of such Stock Option that becomes vested as a result of the transaction) of such Stock Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price per Share subject to such Stock Option.

At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of VAPO immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until the earlier of his or her death, resignation or removal, or until his or her successor is duly elected and qualified. The Reporting Person currently serves as President and Chief Executive Officer of VAPO and it is anticipated that the Reporting Person will be a director of the Surviving Corporation.

The Rollover Agreement

In connection with VAPO’s entry into the Merger Agreement, the Reporting Person entered into a Rollover Agreement, dated as of June 17, 2024, by and among Topco, VAPO and the Reporting Person (the “Rollover Agreement”).  Pursuant to and subject to the terms and conditions of the Rollover Agreement, on the closing date of the Merger but immediately prior to the Effective Time, the Reporting Person agrees to contribute, transfer and assign to Topco all 392,096 of the Shares held directly by the Reporting Person, including 91,241 of which are held by the Joseph Army Revocable Trust (the “Rollover Shares”), in exchange for common units in Topco (the “Common Units”) at a price per Common Unit equal to $2.18.

Pursuant to, and upon the terms and subject to the conditions of the Rollover Agreement, the Reporting Person also agrees (a) to vote all of the Rollover Shares (i) in favor of the adoption and approval of the Merger Agreement and the Merger, (ii) against any action, proposal, agreement or transaction that would reasonably be expected to change in any manner the voting rights of any class of shares of VAPO or materially impede, interfere with, delay, postpone, frustrate, discourage or adversely affect the timely consummation of the Merger and the other transactions contemplated by the Merger Agreement, (iii) against any action, proposal, transaction or agreement that would result in (A) a breach of any covenant, representation or warranty or any other obligation or agreement of VAPO in the Merger Agreement, or of the Reporting Person contained in the Rollover Agreement, or (B) any of the conditions to the consummation of the Merger set forth in Article VI of the Merger Agreement not being fulfilled, and (iv) in favor of any adjournment, recess, delay or postponement of the meeting of stockholders of VAPO called to vote to adopt and approve the Merger Agreement and the Merger as may be reasonably requested by the board of directors of VAPO or the special committee thereof in order to seek or obtain approval of the adoption of the Merger Agreement or any action, proposal, transaction or agreement necessary to consummate the Merger, and (b) not to (v) transfer any of the Rollover Shares or enter any contract, option or other arrangement or understanding with respect to the transfer of any of the Rollover Shares or any interest therein, (w) deposit any of the Rollover Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to the Rollover Shares that is inconsistent with the Reporting Person’s obligations under the Rollover Agreement, (x) convert or exchange, or take any action which would, or would reasonably be expected to, result in the conversion or exchange, of any of the Rollover Shares, (y) take any action that would, or would reasonably be expected to, (1) make any representation or warranty of the Reporting Person in the Rollover Agreement materially untrue or materially incorrect, (2) have the effect of preventing, disabling, or materially delaying the Reporting Person from performing any of its obligations under the Rollover Agreement or (3) result in a breach of any covenant, agreement or obligation of the Reporting Person set forth in the Rollover Agreement, or (z) commit or agree to commit to take any of the actions referred to in the immediately preceding clauses (v), (w), (x) or (y).

The Subscription Agreement

In addition, in connection with VAPO’s entry into the Merger Agreement, the Reporting Person entered into a Subscription Agreement, dated as of June 17, 2024, by and between Topco and the Reporting Person (the “Subscription Agreement”).  Pursuant to and subject to the terms and conditions of the Subscription Agreement, on the closing date of the Merger and immediately following the Effective Time, the Reporting Person has agreed to purchase from Topco, a number of Common Units as determined pursuant the Subscription Agreement, at a subscription price of $2.18 per Common Unit, which number of Common Units shall, subject to the Reporting Person paying VAPO prior to the consummation of the Merger an amount of cash equal to the applicable taxes required to be withheld with respect to the vesting and/or exercise of the Reporting Person’s VAPO Equity Awards, as applicable, be  determined by calculating (i) all of the Reporting Person’s consideration payable (prior to any withholding taxes) in respect of his VAPO Equity Awards, divided by (ii) a price per Common Unit equal to $2.18.  Pursuant to, and upon the terms and subject to the conditions of the Subscription Agreement, the Reporting Person also agrees not to (a) transfer any of the VAPO Equity Awards or enter any contract, option or other arrangement or understanding with respect to the transfer of any of his VAPO Equity Awards or any interest therein, (b) convert or exchange, or take any action which would, or would reasonably be expected to, result in the conversion or exchange, of any of his VAPO Equity Awards, (c) take any action that would, or would reasonably be expected to, (i) make any representation or warranty of the Reporting Person in the Subscription Agreement materially untrue or materially incorrect, (ii) have the effect of preventing, disabling, or materially delaying the Reporting Person from performing any of its obligations under the Subscription Agreement or (iii) result in a breach of any covenant, agreement or obligation of the Reporting Person set forth in the Subscription Agreement, or (d) commit or agree to commit to take any of the actions referred to in the immediately preceding clauses (a), (b) or (c).

The Side Letter

In addition, also on June 17, 2024, in connection with VAPO’s entry into the Merger Agreement, the Reporting Person entered into a side letter, dated as of June 17, 2024, pursuant to which, among other things, the Reporting Person agreed to waive his enhanced severance under the terms of his separation pay agreement with VAPO, dated March 24, 2022, in connection with the consummation of the Merger.

Other than as described in Item 4 above, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding VAPO, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of the Merger Agreement, the Rollover Agreement, the Subscription Agreement and the Side Letter do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Rollover Agreement, the Subscription Agreement and the Side Letter, which are filed herewith as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 to this Amendment No. 2 and are hereby incorporated into this Item 4 by reference.

Item 5.          Interest in Securities of the Issuer.

The information in Item 5(a), (b) and (c) of the Original Statement, as amended and supplemented by Amendment No. 1, is hereby amended and restated to read as follows:

(a)        1.         Amount beneficially owned:  The Reporting Person beneficially owns 537,824 shares of VAPO Common Stock, which includes (a) 392,096 shares of VAPO Common Stock held directly by the Reporting Person, 91,241 of which are held by the Joseph Army Revocable Trust; (b) 45,488 shares of VAPO Common Stock issuable upon exercise of stock options held by the Reporting Person that are currently exercisable or exercisable within 60 days of June 17, 2024; (c) 59,523 shares of common stock issuable upon exercise of a warrant held by the Reporting Person; (d) 40,625 shares of common stock held by the Kimberly D. Army Revocable Trust; (e) 62 shares of VAPO Common Stock held by the Reporting Person’s spouse; and (f) 30 shares of VAPO Common Stock issuable upon exercise of stock options held by the Reporting Person’s spouse that are currently exercisable or exercisable within 60 days of June 17, 2024. The Reporting Person has sole voting and dispositive power over such shares, except for the shares held by the Kimberly D. Army Revocable Trust and the Reporting Person’s spouse, of which he shares voting and dispositive power.

2.         Percent of class: 8.5%, as of June 17, 2024, based on 6,215,192 shares of VAPO Common Stock outstanding as of June 14, 2024, as set forth in the Merger Agreement.

(b)         Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote	497,107
(ii)	Shared power to vote or to direct the vote	40,717
(iii)	Sole power to dispose or to direct the disposition of	497,107
(iv)	Shared power to dispose or to direct the disposition of	40,717

(c)         Other than as described in this Amendment No. 2, the Reporting Person has not effected any transactions in VAPO Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to add the following:

The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated by reference into Item 6 of the Schedule 13D.

The Reporting Person holds stock options to purchase an aggregate of 46,210 shares of VAPO Common Stock at an exercise price of $0.915 per share, and performance stock units covering 19,917 shares of VAPO Common Stock, assuming target performance. In addition, the spouse of the Reporting Person holds stock options to purchase an aggregate of 30 shares of VAPO Common Stock at an exercise price of $0.915 per share. The equity plan under which these equity awards have been granted and the form of award agreements representing these equity awards were previously filed as Exhibits 99.2, 99.3, and 99.6 to the Original Statement.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following:

Exhibit	Description
99.1†	Agreement and Plan of Merger dated as of June 17, 2024 among Veronica Holdings, LLC, Veronica Intermediate Holdings, LLC, Veronica Merger Sub, Inc. and Vapotherm, Inc.

99.2†	Rollover Agreement, dated as of June 17, 2024, by and among Veronica Holdings, LLC, Vapotherm, Inc. and the Reporting Person.

99.3†	Subscription Agreement, dated as of June 17, 2024, by and among Veronica Holdings, LLC and the Reporting Person.

99.4	Side Letter, dated as of June 17, 2024.

† Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Reporting Person agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2024

/s/ Joseph F. Army

Joseph F. Army